VIA EDGAR

Morgan, Lewis & Bockius LLP
600 Anton Boulevard, Suite 1800
Costa Mesa, CA 92626

May 10, 2016

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	City National Rochdale Funds (File Nos. 333–16093 and 811–07923)

Ladies and Gentlemen:

This letter summarizes the comments provided to me as a representative of City National Rochdale Funds (the “Registrant”) by Ms. Lauren Hamilton of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on April 14, 2016, regarding the review of the Registrant under the Sarbanes-Oxley Act of 2002. Responses to all of the comments are included below.

1.
Comment: The following funds either liquidated or reorganized, but still are shown as active funds on EDGAR: City National Rochdale Diversified Equity Fund, City National Rochdale Full Maturity Fund and City National Rochdale Limited Maturity Fund. Please update EDGAR to show that these funds are inactive.

Response: The Registrant has updated EDGAR, and the City National Rochdale Diversified Equity Fund, City National Rochdale Full Maturity Fund and City National Rochdale Limited Maturity Fund are now listed as inactive.

2.
Comment: As of September 30, 2015, 38.1% of the City National Rochdale Corporate Bond Fund was invested in the Financials sector. State whether this is a principal investment strategy of the Fund. If so, explain why such investments are not discussed in the principal strategy and principal risk sections of the prospectus. Consider whether similar comments apply to any other Funds.

Response: City National Rochdale, LLC has explained that it does not consider investment in the Financials sector to be a principal investment strategy of the City National Rochdale Corporate Bond Fund. Because the Fund’s investments in that sector include investment in debt securities of issuers in various industries (e.g., banks, insurance, and real estate investment trusts), each of which responds differently to market forces and market conditions, the Adviser believes that aggregating all such investments as “Financials” for purposes of principal strategy and risk disclosure would not provide meaningful information to shareholders with respect to the risk profile of the Fund. The Registrant notes that as of September 30, 2015, 53.1% of the assets of the City National Rochdale High Yield Bond Fund is invested in the Industrials sector, and 30.9% of the assets of the City National Rochdale High Yield Bond Fund is invested in the Financials sector. However, for the reasons described above, the Advisor does not believe that such investments represent principal investments of the relevant Funds.

3.	Comment: In the Form N-SAR B filed on November 30, 2015, Exhibit 77(k) is not signed by the previous auditors. Please re-file with the signature.

Response: The Registrant has re-filed the Form N-SAR B filing with the appropriate signature.

4.
Comment: Please explain whether any Funds executed any trade under Rule 17a-7 for the fiscal year ended September 30, 2015. Please disclose such related party transactions in the notes in future shareholder reports.

Response: Yes, the City National Rochdale High Yield Bond Fund and the City National Rochdale Fixed Income Opportunities Fund executed trades pursuant to Rule 17a-7 during the fiscal year ended September 30, 2015. The Registrant will disclose any such related party transactions in the notes to the financial statements in future shareholder reports.

5.
Comment: The Multi-Asset Fund invests in unaffiliated funds, but the Registrant did not specify the share class of each such fund in which the Fund is invested. Please disclose the share class in future filings.

Response: In future shareholder reports the Registrant will disclose the share class of each registered investment company in which any Fund invests.

6.	Comment: The notes to the financial statements included information regarding Fund reorganizations that occurred in 2013. Please explain why these are disclosed.

Response: It is the Registrant’s policy to disclose information regarding Fund reorganizations occurring within the previous two fiscal years to be consistent with the amounts presented on the Funds’ statement of changes in net assets.

7.
Comment: The statement of cash flows for the City National Rochdale Fixed Income Opportunities Fund did not disclose interest paid for borrowing activity under the Fund’s letter of credit for the year ended September 30, 2015. Please explain why. Refer to ASC 230-10-50-2. Please disclose such amounts in future shareholder reports.

Response: The Registrant agrees that such amounts should be disclosed and will disclose in future shareholder reports any interest paid for borrowing activities as required under ASC 230-10-50-2.

8.	Comment: In the monthly performance reports, certain Funds do not report a net expense ratio. Please explain why.

Response: In the past the Registrant has reported the Funds’ gross expense ratios in accordance with NASD Notice to Members 06-48 and FINRA Rule 2210(d)(5), and has reported the net expense ratios only for certain Funds, as it is permitted to do. In the future, the Registrant will report, in addition to gross expense ratios, the net expense ratios for all applicable Funds.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filings, as provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filings. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 714-830-0679 should you have any questions or additional comments.

Sincerely,

/s/ Laurie A. Dee

Laurie A. Dee
Morgan, Lewis & Bockius LLP

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